

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2012

Via E-mail
Mr. Christian Gomez
Chief Financial Officer
South American Gold Corp.
3645 E. Main Street
Suite 119
Richmond, IN 47374

Re: **South American Gold Corp.**
          Form 10-K for the Fiscal Year Ended June 30, 2011
          Filed October 17, 2011
          Form 10-Q for the Fiscal Quarter Ended March 31, 2012
          Filed May 21, 2012
          Response dated May 11, 2012
          File No. 000-52156

Dear Mr. Gomez:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

4. Business Acquisition, page F-10

1.   We note your response to comment one of our letter dated April 25, 2012 and we acknowledge your ability to appoint directors of Kata. Please provide us with your detailed analysis of all the factors in ASC 810-10-25-13 that you considered to arrive at your conclusion that the non-controlling rights are substantive participating rights. In your response also address your consideration of the significant disparity between the ownership interest of the majority shareholders (75% ownership) and the noncontrolling shareholders (25% ownership), and whether the noncontrolling shareholders have the

       ability to block significant decisions proposed by the majority shareholders. You may also refer to the examples in ASC 810-10-55-1 for additional guidance.

2.   We note in your response to comment three of our letter dated April 25, 2012 that the 25% discount used to determine the value of the noncontrolling interest was intended to represent a lack of marketability and a lack of control discount (combined into one discount factor). We further note in your response to comment five that although you used a lower than average lack of marketability and control discount, you believe that your procedures used to measure the fair value of the noncontrolling interest remain appropriate. Please advise us of the following:

    a.   Separately quantify for us the lack of marketability discount and the lack of control discount that you applied, and explain to us in sufficient detail how you arrived at each discount percentage;

    b.   Further explain to us why you believe that your use of lower than average lack of marketability and control discounts was appropriate based on the specific facts and circumstances of your investment in Kata; and

    c.   Explain to us in sufficient detail why the $550,000 value assigned to the controlling interest (i.e. your 25% ownership) is less than the $1,237,500 value assigned to the noncontrolling interest (i.e. the majority 75% ownership). In this regard, it is unclear to us why the value of a controlling interest in an entity would be less than the noncontrolling interest in that entity.

3.   We note your response to comments two and three of our letter dated April 25, 2012. Please tell us the amount of goodwill that you attributed to the controlling and noncontrolling interests for purposes of the initial purchase price allocation and the subsequent goodwill impairment. To the extent that you did not attribute goodwill to the controlling and noncontrolling interests for purposes of the initial purchase price allocation or the subsequent goodwill impairment, tell us why and cite the accounting guidance that you followed. You may refer to ASC 350-20-35-57A for additional guidance.

4.   We note in your response to comment five of our letter dated April 25, 2012 that you did not assess the cash flows on the February 25, 2011 acquisition date although you had enough information as of April 1, 2011 (or one day after the quarter ended March 31, 2011) to indicate that the likelihood of receiving any cash flows from the Kata investment was minimal. Please tell us how you considered this information, known as of April 1, 2011, in determining the value of the noncontrolling interest as of the February 25, 2011 acquisition date. In this regard, it appears that this information was known prior to finalizing the Kata purchase price allocation and that this information would have significantly affected the values assigned to both the noncontrolling interest and goodwill as of February 25, 2011.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

4. Business Acquisition, page F-8

5.   To the extent that you continue to believe that you obtained control of Kata upon your initial acquisition of the 25% equity interest on February 25, 2011, please explain to us your basis for recording the November 19, 2011 acquisition of the remaining 75% ownership of Kata as a step acquisition with a bargain purchase gain and cite the accounting guidance that you followed. In this regard, it appears to us that there would not have been a change in control upon your November 19, 2011 acquisition and that this transaction should have been recorded as an equity transaction. Refer to ASC 810-10-45-23 for additional guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining